Filed by Vista Outdoor Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934
Subject Company: Revelyst, Inc.
Commission File No.: 001-41793

Vista Outdoor Clears Key Milestone in Sale of The Kinetic Group to CSG and the Separation of Revelyst into a Standalone Public Company

●	The SEC has declared effective Revelyst’s registration statement on Form S-4 in connection with Vista Outdoor’s sale of The Kinetic Group business to Czechoslovak Group
●	Transaction will unlock stockholder value and support long-term growth of Revelyst and The Kinetic Group
●	Vista Outdoor to hold a special meeting of its stockholders to consider and vote on a proposal to approve the transaction on May 16, 2024

ANOKA, Minn., March 22, 2024 — Vista Outdoor Inc. (“Vista Outdoor”) (NYSE: VSTO) announced today that the U.S. Securities and Exchange Commission (the “SEC”) has declared effective the registration statement on Form S-4 (the “Registration Statement”) filed by its subsidiary Revelyst, Inc. (“Revelyst”), in connection with the proposed acquisition by Czechoslovak Group a.s. (“CSG”) of Vista Outdoor’s The Kinetic Group business (the “Transaction”).

The announcement is a key achievement in Vista Outdoor’s strategic plan to unlock value by separating its Revelyst and The Kinetic Group segments into separate companies.

“We are excited to reach this important milestone as we position The Kinetic Group and Revelyst for long-term success,” said Michael Callahan, Chairman of the Vista Outdoor Board of Directors. “We believe the proposed sale provides is the best strategic alternative to maximize value for stockholders.

Callahan continued, “The Board remains steadfast in our support for the proposed transaction and the value it will create for our stockholders. CSG’s ownership of our American-based ammunition brands will provide the communities where our plants are located and our 4,000 workers here in the United States and The Kinetic Group’s experienced US-based executive management team with a steady, long-term owner that is fully committed to investing in the American workforce, American hunters and domestic and allied military and law enforcement partners. On the Revelyst side, with an energized senior management team, the GEAR Up transformation plan ensures that the segment is well-positioned to thrive as a standalone public company and deliver greater value for our stockholders.

“Our teams have dedicated significant time and energy preparing to transform Revelyst into a standalone publicly traded company, and we are excited for our brands, our employees and our stockholders to realize the benefits,” said Eric Nyman, CEO of Revelyst. “We have a clear line of sight to a solid foundation through the GEAR Up transformation program, which is expected to drive $100 million of run rate cost savings by fiscal year 2027. As we look ahead to Revelyst being a standalone company post-separation, our brand-led consumer obsessed and maker-fueled culture is coming into shape. We are positioned well with winning brands, an efficient structure, a strong balance sheet post-separation and the right people to drive stockholder value.”

Vista Outdoor also announced today that it has established the record date and meeting date for the special meeting of its stockholders (the “Special Meeting”) to, among other things, consider and vote on a proposal to approve the Transaction. The Special Meeting will be held virtually on May 16, 2024, at 9:00 a.m. Central Time. Vista Outdoor’s stockholders of record as of the close of business on April 1, 2024, will be entitled to vote at the Special Meeting.

The Registration Statement being declared effective by the SEC and the scheduling of the Special Meeting build on the progress made with respect to completing the Transaction. On December 11, 2023, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or the HSR Act, expired. On January 5, 2024, the UK Investment Security Unit approved the Transaction under the United Kingdom National Security and Investment Act of 2021. CSG and Vista Outdoor have filed a joint voluntary notice with the Committee on Foreign Investment in the United States, or CFIUS, with respect to the Transaction, and the teams continue to work with CFIUS to obtain its clearance.

“Revelyst’s registration statement being declared effective by the SEC moves The Kinetic Group one step closer to beginning our new chapter as part of CSG, which solidifies our strategic direction and will underpin investments in our employees, brands and local communities,” said Jason Vanderbrink, CEO of The Kinetic Group. “CSG is a strategic, long-term owner that is fully committed to our iconic American brands, our hunting and recreational shooting heritage and supporting our American and allied law enforcement and military partners. They are a highly successful global company with experience in our industry and are uniquely positioned to create and enhance American jobs by expanding our domestic production capabilities and global distribution network. We are excited for the opportunities that the CSG transaction will bring to our company and employees.”

The Transaction remains subject to receipt of the remaining required regulatory approvals, the approval of Vista Outdoor’s stockholders and other customary closing conditions.

About Vista Outdoor Inc.

Vista Outdoor (NYSE: VSTO) is the parent company of more than three dozen renowned brands that design, manufacture and market sporting and outdoor products. Brands include Bushnell, CamelBak, Bushnell Golf, Foresight Sports, Fox Racing, Bell Helmets, Camp Chef, Giro, Simms Fishing, QuietKat, Stone Glacier, Federal Ammunition, Remington Ammunition and more. Our reporting segments, Outdoor Products (Revelyst) and Sporting Products (The Kinetic Group), provide consumers with a wide range of performance-driven, high-quality and innovative outdoor and sporting products. For news and information, visit our website at www.vistaoutdoor.com.

About Revelyst

Revelyst, a segment of Vista Outdoor Inc. (NYSE: VSTO), is a collective of world-class maker brands that design and manufacture performance gear and precision technologies. Our category-defining brands leverage meticulous craftsmanship and cross-collaboration to pursue new innovations that redefine what is humanly possible in the outdoors. Portfolio brands include Foresight Sports, Bushnell Golf, Fox, Bell, Giro, CamelBak, Bushnell, Simms Fishing and more. For more information, visit our website at www.revelyst.com.

Forward-Looking Statements

Some of the statements made and information contained in this press release, excluding historical information, are “forward-looking statements,” including those that discuss, among other things: Vista Outdoor’s plans, objectives, expectations, intentions, strategies, goals, outlook or other non-historical matters; projections with respect to future revenues, income, earnings per share or other financial measures for Vista Outdoor; and the assumptions that underlie these matters. The words “believe,” “expect,” “anticipate,” “intend,” “aim,” “should” and similar expressions are intended to identify such forward-looking statements. To the extent that any such information is forward-looking, it is intended to fit within the safe harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995.

Numerous risks, uncertainties and other factors could cause our actual results to differ materially from the expectations described in such forward-looking statements, including the following: risks related to the Transaction, including (i) the failure to receive, on a timely basis or otherwise, the required approval of the Transaction by our stockholders, (ii) the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) the possibility that competing offers or acquisition proposals may be made, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the Transaction, including in circumstances which would require Vista Outdoor to pay a termination fee, (v) the effect of the announcement or pendency of the Transaction on our ability to attract, motivate or retain key executives and employees, our ability to maintain relationships with our customers, vendors, service providers and others with whom we do business, or our operating results and business generally, (vi) risks related to the Transaction diverting management’s attention from our ongoing business operations and (vii) that the Transaction may not achieve some or all of any anticipated benefits with respect to either business segment and that the Transaction may not be completed in accordance with our expected plans or anticipated timelines, or at all; impacts from the COVID-19 pandemic on our operations, the operations of our customers and suppliers and general economic conditions; supplier capacity constraints, production or shipping disruptions or quality or price issues affecting our operating costs; the supply, availability and costs of raw materials and components; increases in commodity, energy, and production costs; seasonality and weather conditions; our ability to complete acquisitions, realize expected benefits from acquisitions and integrate acquired businesses; reductions in or unexpected changes in or our inability to accurately forecast demand for ammunition, accessories, or other outdoor sports and recreation products; disruption in the service or significant increase in the cost of our primary delivery and shipping services for our products and components or a significant disruption at shipping ports; risks associated with diversification into new international and commercial markets, including regulatory compliance; our ability to take advantage of growth opportunities in international and commercial markets; our ability to obtain and maintain licenses to third-party technology; our ability to attract and retain key personnel; disruptions caused by catastrophic events; risks associated with our sales to significant retail customers, including unexpected cancellations, delays, and other changes to purchase orders; our competitive environment; our ability to adapt our products to changes in technology, the marketplace and customer preferences, including our ability to respond to shifting preferences of the end consumer from brick and mortar retail to online retail; our ability to maintain and enhance brand recognition and reputation; others’ use of social media to disseminate negative commentary about us, our products, and boycotts; the outcome of contingencies, including with respect to litigation and other proceedings relating to intellectual property, product liability, warranty liability, personal injury, and environmental remediation; our ability to comply with extensive federal, state and international laws, rules and regulations; changes in laws, rules and regulations relating to our business, such as federal and state ammunition regulations; risks associated with cybersecurity and other industrial and physical security threats; interest rate risk; changes in the current tariff structures; changes in tax rules or pronouncements; capital market volatility and the availability of financing; foreign currency exchange rates and fluctuations in those rates; general economic and business conditions in the United States and our markets outside the United States, including as a result of the war in Ukraine and the imposition of sanctions on Russia, the COVID-19 pandemic, conditions affecting employment levels, consumer confidence and spending, conditions in the retail environment, and other economic conditions affecting demand for our products and the financial health of our customers.

You are cautioned not to place undue reliance on any forward-looking statements we make, which are based only on information currently available to us and speak only as of the date hereof. A more detailed description of risk factors that may affect our operating results can be found in Part 1, Item 1A, Risk Factors, of our Annual Report on Form 10-K for fiscal year 2023, in Part II, Item 1A, Risk Factors, of our Quarterly Report on Form 10-Q for the third quarter of fiscal year 2024, and in the filings we make with the SEC from time to time. We undertake no obligation to update any forward-looking statements, except as otherwise required by law.

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

These materials may be deemed to be solicitation material in respect of the Transaction. In connection with the Transaction, Revelyst, a subsidiary of Vista Outdoor, filed with the SEC a registration statement on Form S-4 in connection with the proposed issuance of shares of common stock of Revelyst to Vista Outdoor stockholders pursuant to the Transaction, which Form S-4 includes a proxy statement of Vista Outdoor that also constitutes a prospectus of Revelyst (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING OUR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The registration statement was declared effective by the SEC on March 22, 2024, and we will mail the definitive proxy statement/prospectus to each of our stockholders entitled to vote at the meeting relating to the approval of the Transaction. Investors and stockholders may obtain the proxy statement/prospectus and any other documents free of charge through the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Vista Outdoor are available free of charge on our website at www.vistaoutdoor.com.

Participants in Solicitation

Vista Outdoor, Revelyst, CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from our stockholders in respect of the Transaction. Information about our directors and executive officers is set forth in our proxy statement on Schedule 14A for our 2023 Annual Meeting of Stockholders, which was filed with the SEC on June 12, 2023, and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the Transaction, which may, in some cases, be different than those of our stockholders generally, is also included in the proxy statement/prospectus relating to the Transaction.

Investor Contact:
Tyler Lindwall
Phone: 612-704-0147
Email: investor.relations@vistaoutdoor.com

Media Contact:
Eric Smith
Phone: 720-772-0877
Email: media.relations@vistaoutdoor.com